UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ALST CASINO HOLDCO, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number)

July 26, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North LV Holdco III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 85,086 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 85,086 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,086 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALST Casino Voteco II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 85,086 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 85,086 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,086 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

ALST Casino Holdco, LLC

(b)	Address of Issuer’s Principal Executive Offices:

2711 Centerville Road, Suite 400 Wilmington, DE 19808

ITEM 2.	(a)	Name of Persons Filing:

North LV Holdco III LLC
ALST Casino Voteco II, LLC

This statement is filed by (i) North LV Holdco III LLC (“North LV III”) with respect to common units of the Issuer (the “Common Units”), of which it is the holder of record; and (ii) ALST Casino Voteco II, LLC (“Voteco II”), which exercises investment and voting power with respect to the Common Units held by North LV III.  Based on the foregoing relationships, Voteco II may be deemed to beneficially own the Common Units held by North LV III.  Voteco II disclaims beneficial ownership of such Common Units.

Ellis Landau, the sole member of Voteco II, will separately file a Schedule 13D as the sole member of Voteco II with respect to his deemed beneficial ownership of the Common Units held by North LV III and will disclaim beneficial ownership of such Common Units.

North LV III and Voteco II have entered into a Joint Filing Agreement, a copy of which is incorporated herein by reference as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office, or if None, Residence: The principal business office for all persons filing is: c/o Ellis Landau 395 E. Sunset Road Las Vegas, NV 89119

(c)	Citizenship: See Item 4 of each cover page.

(d)	Title of Class of Securities: Common Units, no par value

(e)	CUSIP Number: N/A

CUSIP No.	SCHEDULE 13G	Page 5 of 7

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[__] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4.	OWNERSHIP

The following information is presented with respect to each of North LV III and Voteco II:

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page. Calculation of percentage ownership in this Schedule 13G is based on a total of 432,213 Common Units outstanding as of July 16, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. N/A

CUSIP No.	SCHEDULE 13G	Page 6 of 7

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. See response in Item 2(a) above.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. N/A

ITEM 10.	CERTIFICATIONS.

           By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No.	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2012

NORTH LV HOLDCO III LLC

By:	ALST Casino Voteco II, LLC, its Voting Member

	By:	/s/ Ellis Landau
Name: Ellis Landau
Title: Sole Member

ALST CASINO VOTECO II, LLC

By:	/s/ Ellis Landau
Name: Ellis Landau
Title: Sole Member

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated August 3, 2012, between North LV Holdco III LLC and ALST Casino Voteco II, LLC

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated as of August 3, 2012

NORTH LV HOLDCO III LLC

By:	ALST Casino Voteco II, LLC, its Voting Member

	By:	/s/ Ellis Landau
Name: Ellis Landau
Title: Sole Member

ALST CASINO VOTECO II, LLC

By:	/s/ Ellis Landau
Name: Ellis Landau
Title: Sole Member